SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934
                             (Amendment No. )


                       InterCounty Bancshares, Inc.
                       ----------------------------
                             (Name of Issuer)

                              Common Shares
                              -------------
                      (Title of Class of Securities)

                              45865 E 10 8
                              ------------
                             (CUSIP Number)


                           Cynthia A. Shafer,
                   Vorys, Sater, Seymour and Pease LLP
                         Suite 2100, Atrium Two,
                         221 East Fourth Street
                         Cincinnati, Ohio 45202
                            (513)  723-4009
             -------------------------------------------------
              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                              April 2, 1999
           -------------------------------------------------------
           (Date of Event which Requires Filing of this Statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. X
                         ---




                               SCHEDULE 13D

CUSIP NO.  45865 E 10 8

1.   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF REPORTING PERSON:

           Janet M. Williams


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a)
          -----
     (b)
          -----


3.   SEC USE ONLY:


4.   SOURCE OF FUNDS:

           PF, OO


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e):
                                                           ------


6.   CITIZENSHIP OR PLACE OF ORGANIZATION:

           United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:             392,196
8.   SHARED VOTING POWER:               -0-
9.   SOLE DISPOSITIVE POWER:        392,196
10.  SHARED DISPOSITIVE POWER:           -0-


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

           392,196


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES:
                                                              -----


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
           12.3%


14.  TYPE OF REPORTING PERSON:

           IN



Item 1.        Security and Issuer.

               Common shares, no par value
               InterCounty Bancshares, Inc.
               48 N. South Street
               Wilmington, Ohio 45177

Item 2.        Identity and Background.

               (a)    Janet M. Williams

               (b)    6172 East U.S. 22
                      Wilmington, Ohio 45177

               (c)    Ms. Williams is not currently employed.

               (d) During the last five years, Ms. Williams has not been convicted in a criminal proceeding.

               (e) During the last five years, Ms. Williams has not been a party to a civil proceeding of a judicial or administratvie body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               (f) Ms. Williams is a citizen of the United States of America.

Item 3.        Source and Amount of Funds and Other Consideration.

               Ms. Williams received a gift of 188,826 shares from B. Anthony Williams on May 20, 1998. She was appointed on April 2, 1999, as executor of the estate of B. Anthony Williams, thereby acquiring the voting and dispositive power with respect to 203,370 shares held by the estate.

Item 4.        Purpose of  Transaction.

               All shares held by Ms. Williams for her own benefit are held for investment. Ms. Williams has expressed to the Board of Directors of the issuer a desire to be appointed to the Board of Directors. Other than desiring to be appointed to the Board of Directors, Ms. Williams has no plans or proposals which relate to or would result in any of the following:

              (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer, other than additional shares that may be acquired pursuant to the issuer's stock benefit plans;

              (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

              (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

              (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the issuer;

              (f) Any other material change in the issuer's business or corporate structure;

              (g) Changes in the issuer's Articles of Incorporation or Code of Regulations or other actions which may impede the acquisition of control of the issuer by any person;

              (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

              (j)    Any action similar to any of those enumerated above.

Item 5.        Interest in Securities of the Issuer.

              (a) Ms. Williams beneficially owns 392,196 shares, which is 12.3% of the total issued and outstanding common shares of the issuer.

              (b) Ms. Williams has sole voting and dispositive power with respect to all 392,196 shares.

              (c) During the last sixty days, Ms. Williams acquired voting and dispositive power over the 203,370 shares held by the estate of B. Anthony Williams.

              (d)    Inapplicable.

              (e)    Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

               There are no contracts, arrangements, understandings or relationships between Ms. Williams and any other person with respect to any securities of the issuer.

Item 7.        Material to be Filed as Exhibits.

               None.

Signature

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/ Janet M. Williams
---------------------------------------
Signature

Janet M. Williams
---------------------------------------
Name

April 28, 1999
----------------
Date